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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Miller, III, Lloyd I.		JNI Corporation - JNIC					###-##-####
	4550 Gordon Drive	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 9, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Naples, FL 34102 (City) (State) (Zip)		☐	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		4/9/03				P			100,000	A	$2.868		1,758,526(1)		I		By Milfam II, L.P.

	Common Stock		4/9/03				P			100,000	A	$2.868		1,058,300(1)		I		By Trust A-4

	Common Stock													50,000(1)		I		By Trust C

	Common Stock													1,000(1)		I		By Lloyd I. Miller, III, trustee to Catherine C. Miller GST

	Common Stock													2,000(1)		I		By Lloyd I. Miller, III, trustee to Kimberly S. Miller GST

	Common Stock													2,000(1)		I		By Kimberly S. Miller

	Common Stock													150,000(1)		I		By Milfam I, L.P.

							Code	V		Amount	(A) or (D)	Price

	Common Stock													2,000(1)		I		By Lloyd I. Miller, III, custodian to Lloyd I. Miller, IV UGMA

	Common Stock													14,700(1)		I		By Trust A-3

	Common Stock													2,000(1)		I		By Lloyd I. Miller, III, custodian to Alexandra B. Miller UGMA

	Common Stock													86,350(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (JJ)

	Common Stock													1,000(1)		I		By Lloyd I. Miller, III, co-trustee to Lloyd Crider GST

	Common Stock													72,700(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (B)

	Common Stock													321,200(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (G)

	Common Stock													17,900(1)		I		By Lloyd I. Miller, III, trustee for Milgrat II (I)

	Common Stock													24,575(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (K)

	Common Stock													24,575(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (P)

	Common Stock													43,000(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (U)

	Common Stock													67,200(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (Z)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. This filing shall not be deemed an admission that the reporting person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this filing.

/s/ Lloyd I. Miller, III	April 11, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.